UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 65028/August 4, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14401

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In the Matter of	:	
	:	
CITIZENS CAPITAL CORP.,	:	ORDER MAKING
COHO ENERGY, INC.,	:	FINDINGS AND REVOKING
COLONIAL INDUSTRIES, INC.,	:	REGISTRATIONS BY
COMP-U-CHECK, INC.,	:	DEFAULT AS TO SIX
COMPUTER AUTOMATION, INC.,	:	RESPONDENTS
CONCENTRAX, INC., and	:	
CONSOLIDATED CAPITAL PROPERTIES VII	:	

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The Securities and Exchange Commission (Commission) issued its Order Instituting Administrative Proceedings (OIP) on May 23, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement have provided evidence that Respondents were served with the OIP by May 31, 2011, in accordance with 17 C.F.R. § 201.141(a)(2)(ii). Respondents' Answers were due June 13, 2011. See OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b). To date, only Respondent Citizens Capital Corp. (Citizens) has filed an Answer.[1] A telephonic prehearing conference was held on July 15, 2011, at which only Citizens appeared.

Coho Energy, Inc. (Coho), Colonial Industries, Inc. (Colonial), Comp-U-Check, Inc. (Comp-U-Check), Computer Automation, Inc. (Computer Automation), Concentrax, Inc. (Concentrax), and Consolidated Capital Properties VII (Consolidated Capital) (collectively, Respondents) are in default for failing to file Answers to the OIP, appear at the prehearing conference, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

Coho (CIK No. 908797) is a dissolved Texas corporation located in Dallas, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Coho is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2002. On February 6, 2002, Coho filed a Chapter

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[1] The proceeding is still pending as to Citizens.

11 petition in the U.S. Bankruptcy Court for the Northern District of Texas, which was terminated on April 3, 2008.

Colonial (CIK No. 319620) is a Texas corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Colonial is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported a net loss of over $1,700 for the prior three months. On May 21, 2008, Colonial filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of Idaho, which was terminated on September 30, 2009.

Comp-U-Check (CIK No. 22788) is a revoked Michigan corporation located in Dallas, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Comp-U-Check is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended August 31, 1993, which reported a net loss of over $737,000 for the prior three months.

Computer Automation (CIK No. 22962) is a void Delaware corporation located in Richardson, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Computer Automation is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 1994, which reported a net loss of $67,000 for the prior three months.

Concentrax (CIK No. 1136917) is a revoked Nevada corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Concentrax is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2004, which reported a net loss of over $844,000 for the prior three months.

Consolidated Capital (CIK No. 783321) is a cancelled California limited partnership located in Dallas, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Consolidated Capital is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 1994.

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through a failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Coho Energy, Inc., Colonial Industries, Inc., Comp-U-Check, Inc., Computer Automation, Inc., Concentrax, Inc., and Consolidated Capital Properties VII, are hereby REVOKED.

Robert G. Mahony
Administrative Law Judge